UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)

                        EAGLE BUILDING TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    269439105
                                 (CUSIP Number)

                                 M.A. Berman Co.
                        225 N.E. Mizner Blvd., Suite 502
                            Boca Raton, Florida 33432
                                 (561) 672-4800
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 3, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

         CUSIP NO.  269439105
         -----------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  M.A. Berman Co.
                  11-2543728
         -----------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
         -----------------------------------------------------------------------
         3.       SEC USE ONLY
         -----------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  OO

         -----------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
         -----------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida

         -----------------------------------------------------------------------
                           NUMBER OF         7.     SOLE VOTING POWER
                           SHARES                   693,500
                           BENEFICIALLY      -----------------------------------
                           OWNED BY          8.     SHARED VOTING POWER -0-
                           EACH              -----------------------------------
                           REPORTING         9.     SOLE DISPOSITIVE POWER
                           PERSON                   693,500
                           WITH              -----------------------------------
                                             10.    SHARED DISPOSITIVE POWER -0-
         -----------------------------------------------------------------------
         11. AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,500
         -----------------------------------------------------------------------
         12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                    [ ]
         -----------------------------------------------------------------------
         13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 10.6%

         -----------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                  CO, BD
         -----------------------------------------------------------------------

                                  SCHEDULE 13D

         CUSIP NO. 269439105
         -----------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  M.A. Berman Partners, LP
                  11-3212934
         -----------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
         -----------------------------------------------------------------------
         3.       SEC USE ONLY
         -----------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  PF, OO
         -----------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
         -----------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida
         -----------------------------------------------------------------------
                           NUMBER OF         7.     SOLE VOTING POWER
                           SHARES                   956,983
                           BENEFICIALLY      -----------------------------------
                           OWNED BY          8.     SHARED VOTING POWER -0-
                           EACH              -----------------------------------
                           REPORTING         9.     SOLE DISPOSITIVE POWER
                           PERSON                   956,983
                           WITH              -----------------------------------
                                             10.    SHARED DISPOSITIVE POWER -0-
         -----------------------------------------------------------------------
         11. AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,983
         -----------------------------------------------------------------------
         12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                    [ ]
         -----------------------------------------------------------------------
         13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.6%
         -----------------------------------------------------------------------
         14.     TYPE OF REPORTING PERSON
                 PN
         -----------------------------------------------------------------------

                                  SCHEDULE 13D

         CUSIP NO. 269439105
         -----------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Meyer A. Berman
                  ###-##-####
         -----------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
         -----------------------------------------------------------------------
         3.       SEC USE ONLY
         -----------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  PF

         -----------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
         -----------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
         -----------------------------------------------------------------------
                           NUMBER OF         7.     SOLE VOTING POWER
                           SHARES                   2,188,583(Note 1)
                           BENEFICIALLY      -----------------------------------
                           OWNED BY          8.     SHARED VOTING POWER -0-
                           EACH              -----------------------------------
                           REPORTING         9.     SOLE DISPOSITIVE POWER
                           PERSON                   2,188,583(Note 1)
                           WITH              -----------------------------------
                                             10.    SHARED DISPOSITIVE POWER -0-
         -----------------------------------------------------------------------
         11. AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,583(Note 1)
         -----------------------------------------------------------------------
         12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                    [ ]
         -----------------------------------------------------------------------
         13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 33.4% (Note 1)
         -----------------------------------------------------------------------
         14.     TYPE OF REPORTING PERSON
                 IN
         -----------------------------------------------------------------------
         (Note 1)
          ------
               Includes (i) 62,267 shares of Common Stock owned by Meyer A. Berman individually, (ii) 693,500 shares of Common Stock owned by M.A. Berman Co., (iii) 956,983 shares of Common Stock owned by M.A. Berman Partners, LP,(iv) 418,833 shares of Common Stock owned by Meyer A. Berman, Individual Retirement Account and (v) 53,000 shares of Common Stock owned by Katia Christine, spouse of Meyer A. Berman.

                                  SCHEDULE 13D

         CUSIP NO. 269439105
         -----------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Meyer A. Berman, Individual Retirement Account
                  ###-##-####
         -----------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
         -----------------------------------------------------------------------
         3.       SEC USE ONLY
         -----------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  PF
         -----------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
         -----------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida
         -----------------------------------------------------------------------
                           NUMBER OF         7.     SOLE VOTING POWER
                           SHARES                   418,833
                           BENEFICIALLY      -----------------------------------
                           OWNED BY          8.     SHARED VOTING POWER -0-
                           EACH              -----------------------------------
                           REPORTING         9.     SOLE DISPOSITIVE POWER
                           PERSON                   418,833
                           WITH              -----------------------------------
                                             10.    SHARED DISPOSITIVE POWER -0-
         -----------------------------------------------------------------------
         11. AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,833
         -----------------------------------------------------------------------
         12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                    [ ]
         -----------------------------------------------------------------------
         13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.4%
         -----------------------------------------------------------------------
         14.     TYPE OF REPORTING PERSON
                 IN
         -----------------------------------------------------------------------

                                  SCHEDULE 13D

         CUSIP NO. 269439105
         -----------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Katia Christine
                  ###-##-####
         -----------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
         -----------------------------------------------------------------------
         3.       SEC USE ONLY
         -----------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  PF
         -----------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
         -----------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
         -----------------------------------------------------------------------
                           NUMBER OF         7.     SOLE VOTING POWER
                           SHARES                   50,000
                           BENEFICIALLY      -----------------------------------
                           OWNED BY          8.     SHARED VOTING POWER -0-
                           EACH              -----------------------------------
                           REPORTING         9.     SOLE DISPOSITIVE POWER
                           PERSON                   50,000
                           WITH              -----------------------------------
                                             10.    SHARED DISPOSITIVE POWER -0-
         -----------------------------------------------------------------------
         11. AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
         -----------------------------------------------------------------------
         12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES  (Note 2)                                          [X]
         -----------------------------------------------------------------------
         13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.8%
         -----------------------------------------------------------------------
         14.     TYPE OF REPORTING PERSON
                 IN
         -----------------------------------------------------------------------
         (Note 2)
          ------

               Does not include  53,000  shares of Common Stock over which Meyer
          A. Berman retains voting and dispositive power pursuant to a power of attorney agreement between Mr. Berman and Ms. Christine.

         ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D relates to the common stock, $.01 par value ("Common Stock"), issued by:


               Eagle Building Technologies, Inc. (the "Company") 20293 State Road 7
               Boca Raton, Florida 33498

         ITEM 2. IDENTITY AND BACKGROUND FOR THE REPORTING PERSONS (a) - (b)

         M.A. Berman Partners, LP
         225 N.E. Mizner Boulevard, Suite 502
         Boca Raton, Florida 33432

         M.A. Berman Co.
         225 N.E. Mizner Boulevard, Suite 502
         Boca Raton, Florida 33432

         Meyer A. Berman
         Individually and Individual Retirement Account
         225 N.E. Mizner Boulevard, Suite 502
         Boca Raton, Florida 33432

         Katia Christine
         225 N.E. Mizner Boulevard, Suite 502
         Boca Raton, Florida 33432



     (c) M.A. Berman Partners, LP ("MAB") is a limited partnership formed for the purpose of investing in the securities of public and private entities. The general partner of MAB is Meyer A. Berman, individually, and M.A. Berman Capital Corp., a New York corporation, of which Mr. Berman is the sole shareholder. M.A. Berman Co. is a Florida corporation and member of the National Association of Securities Dealers, Inc. Meyer A. Berman is the sole shareholder of M.A. Berman Co. Katia Christine is the wife of Mr. Berman.

     (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).


     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Berman and Ms. Christine are private investors and United States citizens.




         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The funds used for the purchases reported herein consist of investor funds in the MAB limited partnership, the corporate funds of M.A. Berman Co. and the personal funds of each of Mr. Berman and Ms. Christine, none of which funds were borrowed. As a result of the purchases reported herein, the Reporting Persons' beneficial ownership of the Company's Common Stock has changed by greater than 1%. Consequently, the Reporting Persons are filing this Schedule 13D.

         ITEM 4.  PURPOSE OF THE TRANSACTION.

          Each the acquisitions of Common Stock reported herein was for investment purposes only.

         ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER - EAGLE BUILDING TECHNOLOGIES, INC.

                    (a) As of the date of this filing, the Reporting Persons beneficially own an aggregate of 2,238,583 shares (34.2%) of the outstanding Common Stock.

                    (b) Meyer A. Berman has the sole power to vote and dispose of all but 50,000 of the 2,238,583 shares, which shares are owned by Katia Christine.

                    (c) During the last 60 days (i) M.A. Berman Co. acquired 372,967 shares of Common Stock at purchase prices ranging from $1.00 to $3.90, (ii) MAB acquired 87,773 shares of Common Stock at purchase prices ranging from $1.00 to $3.37, (iii) Meyer A. Berman, individually acquired 36,300 shares of Common Stock at purchase prices ranging from $1.00 to $3.54, (iv) Meyer A. Berman Individual Retirement Account acquired 22,000 shares of Common Stock at purchase prices ranging from $1.00 to $3.54, and (v) Katia Christine acquired 29,000 shares of Common Stock at purchase prices ranging from $1.00 to $3.53.

                    (d) Of the aggregate of 2,238,583 shares of Common Stock of the Company in which the Reporting Persons have an interest, with respect to all of such shares, Meyer A. Berman has the sole right and power to direct a vote for all but 50,000 of such shares, which shares are owned by Katia Christine.

                    (e)  Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  No change.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: April 25, 2002

                                           M.A. BERMAN PARTNERS, LP


                                           By: /s/ Meyer A. Berman
                                           -------------------------------------
                                           Its:    General Partner


                                       M.A. BERMAN INDIVIDUAL RETIREMENT ACCOUNT


                                            By: /s/ Meyer A. Berman
                                           -------------------------------------
                                            Name: Meyer Berman




                                           M.A. BERMAN CO.



                                           By: /s/ Meyer A. Berman
                                           -------------------------------------
                                           Name:   Meyer A. Berman
                                           Its:    President



                                           /s/ Meyer A. Berman
                                           -------------------------------------
                                               Meyer A. Berman




                                           /s/ Katia Christine
                                           -------------------------------------
                                               Katia Christine